The ExOne Company

127 Industry Boulevard

North Huntingdon, PA 15642

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, DC 20549

Attention: Ms. Amanda Ravitz

Mr. Louis Rambo

Ms. Julie Sherman

Mr. Gary Todd

Re: The ExOne Company

Registration Statement on Form S-1 (Registration No. 333-185933), originally filed January 8, 2013, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-35806 )

Acceleration Request

Requested Date:	February 6, 2013
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

The ExOne Company (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Warren J. Archer, who is an attorney with the Registrant’s outside legal counsel, Morella & Associates, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Archer at (412) 369-9696.

Very truly yours,

THE EXONE COMPANY

By:	/s/ S. Kent Rockwell
S. Kent Rockwell
Chairman and Chief Executive Officer

February 4, 2013

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Ms. Amanda Ravitz

Re:	The ExOne Company

Registration Statement on Form S-1

File No. 333-185933

In connection with the above referenced Registration Statement, we wish to advise that between January 28, 2013 and the date hereof, 2,723 copies of the Preliminary Prospectus, dated January 28, 2013, were distributed as follows: 2,463 copies to institutional investors, 255 copies to individuals, 5 copies to prospective dealers, and 0 copies to a rating agency.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time on February 6, 2013 or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

FBR Capital Markets & Co.

As Representative of the Prospective Underwriters.

FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
By: Paul Dellisola
Title: Senior Managing Director